

August 6, 2015

James C. Reagan
Chief Financial Officer
Leidos Holdings, Inc.
11951 Freedom Drive
Reston, Virginia 20190

> **Re:** **Leidos Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2015**
> **Filed March 25, 2015**
> **File No. 001-33072**

Dear Mr. Reagan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Consolidated Financial Statements

Combined Notes to Consolidated Financial Statements

Note 3-Acquisitions, page F-30

1.   We note your disclosure that you entered into an agreement to sell 100% of the equity membership interest in Plainfield and you adjusted the carrying value of Plainfield's assets to their fair values based on the estimated selling price of the business. We also note your disclosure in your 10-Q for the quarterly period ended July 1, 2015 that the consideration received by the Company consisted of a cash payment of approximately $29 million and a secured promissory note for approximately $73 million. Please clarify the following with respect to this transaction.

   •   The repayment terms of the promissory note, including the maturity date and any contingency provisions.

- How you considered the timing and probability of collection of the note in determining the fair value of the consideration. In this regard, we note your disclosure on page 45 that the Plainfield plant has incurred operating losses due to power generation shortfalls, and we also note your risk factor disclosure that if the buyer is unable to meet its financial obligations under the note and defaults, you could foreclose on the facility and take possession.

- The conditions and repayment terms of the $80 million grant received by the Treasury. Please also clarify how these are impacted by the sale of the Plant, and how you considered these terms in accounting for these grants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant
Office of Information Technologies
and Services